

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 27, 2022

Zachary Lee Prince
Chief Executive Officer
BlockFi Inc.
201 Montgomery Street, Suite 263
Jersey City, NJ 07302

   Re: BlockFi Inc.
     Application for Qualification of Indenture under
     the Trust Indenture Act 1939 on Form T-3
     Filed April 25, 2022
     File No. 022-29101

Dear Mr. Prince:

  This is to advise you that we have not reviewed and will not review your application.

  Please refer to Section 307(c) of the Trust Indenture Act regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

  Please contact Sonia Bednarowski at 202-551-3666 or Sandra Hunter Berkheimer, Legal Branch Chief, at 202-551-3758 with any questions.

        Sincerely,

        Division of Corporation Finance
        Office of Finance